Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2013 fourth quarter and year-end results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2013 fourth quarter and year-end results conference call can be accessed via webcast February 5, 2014 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on March 5, 2014. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS STRONG 2013 YEAR-END RESULTS

Distribution Increased by 12%

February 5, 2014 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2013.

	Three months ended Dec 31		Year ended Dec 31
US$ millions (except per unit amounts)	2013	2012	2013	2012
FFO1	$175	$130	$682	$462
– per unit2	$0.83	$0.65	$3.30	$2.41
Net (loss) income	$(195)	$50	$(58)	$106
– per unit3	$(0.96)	$0.23	$(0.43)	$0.47

Brookfield Infrastructure posted strong results for the year ended December 31, 2013 with funds from operations (“FFO”) totalling $682 million ($3.30 per unit) compared to FFO of $462 million ($2.41 per unit) in 2012.  This 48% increase (37% on a per unit basis) in FFO was primarily the result of virtually all our operations performing better than the prior year, benefitting from organic growth and incremental earnings from capital deployed to grow its transport and utilities businesses.  For the year, Brookfield Infrastructure generated an AFFO yield4 of 13%, and currently has a payout ratio5 of 57% that is conservative versus its long-term target range of 60%-70%.

“This was a successful year for our business as we accomplished a number of financial and operating priorities and delivered our strongest year from an FFO perspective,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “In 2013, we strengthened our balance sheet through execution of opportunistic refinancings, completion of our capital recycling program and reduction of our overall financial risk profile.  We made significant organic growth investments in our existing business and secured $1.1 billion of new investments in North and South America.  Going into 2014, we are excited about our prospects and believe we are well positioned to continue to deliver strong returns for our unitholders.”

Segment Performance

Brookfield Infrastructure’s utilities platform produced FFO of $377 million compared to $308 million in 2012.  This 22% increase was primarily due to the acquisition of a UK regulated distribution business, and the increased ownership in its Chilean electricity transmission system.   Excluding the impact of new investments, results increased by 7%, benefitting from inflation indexation, additions to the rate base, as well as lower financing costs.

The transport platform generated FFO of $326 million in 2013, compared to $168 million in the prior year.  The significant increase in FFO was driven by the full commissioning of the Australian railroad’s expansion that was completed in the first quarter of 2013, and the contribution from the toll road business, following investments made over the past 12 months.

Brookfield Infrastructure’s energy platform earned FFO of $70 million in 2013, compared to $76 million in 2012.  Contributions from its district energy business and improved performance at its energy distribution businesses were more than offset by weaker results at its North American gas transmission business, which continues to face difficult market pressures from the rapidly changing energy landscape in the U.S.

The following table presents net income and FFO by segment:

	Three months ended Dec. 31		Year ended Dec. 31
US$ millions, unaudited	2013	2012	2013	2012

Net income (loss) by segment
Utilities	$107	$13	$236	$111
Transport	12	16	65	33
Energy	(270)	(14)	(254)	—
Corporate and other	(44)	35	(105)	(38)
Net (loss) income	$(195)	$50	$(58)	$106

FFO by segment
Utilities	$92	$85	$377	$308
Transport	94	54	326	168
Energy	16	21	70	76
Corporate and other	(27)	(30)	(91)	(90)
FFO	$175	$130	$682	$462

Brookfield Infrastructure reported a net loss of $58 million ($0.43 per unit) for the year ended December 31, 2013, compared to net income of $106 million ($0.47 per unit) in 2012.  Valuations of the Partnership's property, plant and equipment increased by $250 million across many of its businesses, net of a $275 million charge recorded on its investment in the North American natural gas transmission business. These valuation gains were recorded in Other Comprehensive income, whereas the impairment charge was recorded in income, which was the main contributor to the decline in earnings compared to the prior year.

Growth Initiatives

In 2013, Brookfield Infrastructure secured over $1.1 billion of new investments in its transport and energy platforms. It invested $600 million to increase its ownership in its toll road business in Brazil and to expand its district energy platform in North America.  Additionally, in December, Brookfield Infrastructure agreed to invest approximately $500 million into two container terminal facilities in California and a South American infrastructure logistics business.

North American Port Investments
Brookfield established a joint venture with Mitsui OSK Lines’ (MOL) container terminals to add value to its container terminals in the U.S. and to participate in future expansions in growing regions.  As part of the formation of this joint venture, Brookfield Infrastructure signed agreements to invest alongside institutional investors in an approximately 50% equity stake in MOL’s container terminals in Los Angeles and Oakland.  These gateway terminals handled approximately 900,000 TEUs in 2013 and have surplus capacity to facilitate volume growth in the future.  The Los Angeles terminal is undergoing a $185 million modernization project that will double its capacity, increase efficiency and enhance its low-cost operation.  Once complete in 2016, this will be one of the most automated terminals in North America.  Completion of this transaction is expected in the first quarter of 2014, subject to obtaining all required consents and regulatory approvals.

South American Port and Rail Investments
Brookfield Infrastructure signed agreements to invest alongside institutional investors to acquire an approximate 27% interest in VLI, one of Brazil’s largest rail and port logistics businesses.  This investment provides Brookfield Infrastructure with the opportunity to participate in the evolution and growth of the logistics and transportation industries in Brazil.  VLI’s rail consists of approximately 4,000 km under concession, with approximately 17,100 wagons and approximately 680 locomotives, and is integrated with five inland terminals and three ports.  VLI expects to deploy over R$6.0 billion to upgrade and expand operations over the next seven years, allowing it to capture volume growth from increased activity in the agriculture, steel and other industrial sectors in Brazil.  The terms of Brookfield’s investment include a mechanism, guaranteed by the seller, to ensure that a minimum return is achieved over a period of up to six years from closing, which is expected to occur in the first half of 2014, subject to obtaining all required consents and regulatory approvals.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.48 per unit, payable on March 31, 2014 to unitholders of record as at the close of business on February 28, 2014.  This represents a 12% increase compared to the prior year.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue”, “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our energy distribution and transmission businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1 FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. A reconciliation of net income to FFO is available on page 5 of this release.
2 Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 months ended December 31, 2013 were 210.0 million and 206.7 million, respectively (2012 – 200.8 million and 191.5 million, respectively).
3  Represents net income per limited partnership unit (see Consolidated Statements of Operating Results on page 8 for details).
4  AFFO yield is defined as AFFO (FFO less maintenance capital expenditures) over time weighted average invested capital.
5  Payout ratio is defined as distributions to unitholders plus GP incentive distribution rights divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three- month period ended Dec. 31		For the 12- month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Adjusted EBITDA
Utilities	$138	$131	$547	$469
Transport	143	91	497	275
Energy	33	37	137	144
Corporate and other	(28)	(15)	(71)	(47)
Total	286	244	1,110	841

Financing costs	(104)	(113)	(423)	(393)
Other (expenses) income	(7)	(1)	(5)	14
Funds from operations (FFO)	175	130	682	462

Depreciation and amortization	(98)	(91)	(400)	(300)
Impairment charge	(275)	—	(275)	(16)
Deferred taxes and other items	3	11	(65)	(40)
Net (loss) income attributable to the partnership	$(195)	$50	$(58)	$106

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense, cash taxes and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
(US$ MILLIONS, UNAUDITED)	2013	2012

Assets
Operating Platforms
Utilities	$1,928	$2,218
Transport	2,456	2,335
Energy	702	938
Corporate cash and financial assets	523	7
Other assets, net	—	472
	$5,609	$5,970

Liabilities
Corporate borrowings	$377	$946
Other liabilities, net	46	—
	423	946
Capitalization
Partnership capital	5,186	5,024
	$5,609	$5,970

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

As of December 31
(US$ MILLIONS, UNAUDITED)	2013	2012

Assets
Cash and cash equivalents	$538	$263
Financial assets	259	—
Accounts receivable	381	372
Other current assets	90	111
Total current assets	1,268	746

Property, plant and equipment	7,763	7,970
Intangible assets	4,006	4,497
Standing timber	—	2,997
Investments in associates	2,039	2,179
Investment properties	164	213
Deferred income taxes and other	442	1,116
Total assets	$15,682	$19,718

Liabilities and partnership capital
Accounts payable and other	$553	$582
Non-recourse borrowings	71	663
Financial liabilities	36	46
Total current liabilities	660	1,291

Corporate borrowings	377	946
Non-recourse borrowings	5,719	6,330
Financial liabilities	511	839
Deferred income taxes and other	1,810	2,504
Total liabilities	9,077	11,910

Partnership capital
Limited partners	3,751	3,632
General partner	27	27
Non-controlling interest – redeemable partnership units held by Brookfield	1,408	1,365
Non-controlling interest – in operating subsidiaries	1,419	2,784
Total partnership capital	6,605	7,808
Total liabilities and partnership capital	$15,682	$19,718

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three- month period ended Dec. 31		For the 12- month period ended Dec. 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2013	2012	2013	2012

Revenues	$470	$451	$1,826	$1,524
Direct operating costs	(212)	(229)	(823)	(766)
General and administrative expenses	(28)	(28)	(110)	(95)
Depreciation and amortization expense	(79)	(72)	(329)	(230)
	151	122	564	433
Interest expense	(98)	(98)	(362)	(322)
Share of (losses) earnings from associates	(272)	(7)	(217)	1
Gain on sale of associate	35	—	53	—
Valuation gains (losses) and other	27	(6)	(16)	(41)
(Loss) income before income tax	(157)	11	22	71
Income tax (expense) recovery
Current	(7)	(1)	(3)	(12)
Deferred	(12)	5	1	42
Net (loss) income from continuing operations	(176)	15	20	101
Income from discontinued operations, net of income tax	—	165	45	190
Non-controlling interest – in operating subsidiaries	(19)	(130)	(123)	(185)
Net (loss) income attributable to partnership	$(195)	$50	$(58)	$106
Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	$(58)	$14	$(26)	$26
General partner	7	4	31	16
Limited partners	(144)	32	(63)	64
Basic and diluted (loss) earnings per unit attributable to:
Limited partners1	$(0.96)	$0.23	$(0.43)	$0.47

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2013 were 150.2 million and 147.8 million, respectively (2012 – 143.6  million and 136.9 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three- month period ended Dec. 31		For the 12- month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Operating Activities
Net (loss) income from continuing operations	$(176)	$15	$20	$101
Adjusted for the following items:
Income from discontinued operations, net of income tax	—	165	45	190
Share of earnings from associates, net of distributions	323	43	307	62
Depreciation and amortization expense	79	72	329	230
Gain on sale of associate.	(35)	—	(53)	—
Valuation losses (gains) and other	6	(258)	53	(136)
Deferred tax recovery	12	67	12	30
Change in non-cash working capital, net	(46)	137	(19)	158
Cash from operating activities	163	241	694	635

Investing Activities
Net proceeds from (investments in): Operating assets	(43)	(384)	566	(409)
Associates	411	(493)	(61)	(728)
Long-lived assets	(107)	(127)	(420)	(637)
Financial assets	150	49	(221)	—
Net settlement of foreign exchange contracts	(28)	(5)	(26)	10
Cash from (used by) investing activities	383	(960)	(162)	(1,764)

Financing Activities
Distribution to limited and general partners	(98)	(79)	(388)	(304)
Corporate debt issuance	—	408	—	408
Net (repayments) borrowings:
Corporate	(193)	454	(546)	546
Subsidiary	70	(155)	520	182
Issuance of partnership units (inclusive of dividend reinvestment plan)	2	1	338	500
Subsidiary distributions to non-controlling interest	(62)	(33)	(156)	(94)
Cash (used by) from financing activities	(281)	596	(232)	1,238

Cash and cash equivalents
Change during the period	$265	$(123)	$300	$109
Impact of foreign exchange on cash	(7)	2	(25)	1
Balance, beginning of period	280	384	263	153
Balance, end of period	$538	$263	$538	$263